April 26, 2013

VIA EDGAR

Ms. Kimberly A. Browning
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	The Wright Managed Equity Trust: Wright Selected Blue Chip Equities Fund Wright Major Blue Chip Equities Fund Wright International Blue Chip Equities Fund (File Nos. 811-03489 and 2-78047)

The Wright Managed Income Trust: Wright Current Income Fund Wright Total Return Bond Fund (File Nos. 811-03668 and 2-81915)

Dear Ms. Browning:

The Wright Managed Equity Trust (the "Managed Equity Trust") filed Post-Effective Amendment No. 46 ("Managed Equity Trust PEA 46") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosures in the prospectus and statement of additional information for Wright Selected Blue Chip Equities Fund, Wright Major Blue Chip Equities Fund and Wright International Blue Chip Equities Fund (together the "Equities Funds") on February 28, 2013, (accession number 0001435109-13-000055).

The Wright Managed Income Trust (the "Managed Income Trust"; together with the Managed Equity Trust, the "Registrants") filed Post-Effective Amendment No. 47 ("Managed Income Trust PEA 47") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosures in the prospectus and statement of additional information for Wright Current Income Fund and Wright Total Return Bond Fund (together the "Income Funds"; together with the Equities Funds, the "Funds" and each fund individually, a "Fund") on February 28, 2013, (accession number 0001435109-13-000056).

U.S. Securities and Exchange Commission
April 26, 2013

The Managed Equity Trust and the Managed Income Trust use a combined prospectus and statement of additional information. Following below is a summary of the comments you provided via telephone on Friday, April 12, 2013 regarding Managed Equity Trust PEA 46 and Managed Income Trust PEA 47, together with the Registrants' responses to the comments. Defined terms used below have the same meanings as in the Funds' prospectus included in Managed Equity Trust PEA 46 and Managed Income Trust PEA 47. The changes to the Funds' prospectus as described below have been included in PEA No. 47 for the Managed Equity Trust filed on April 26, 2013 and in PEA 48 for the Managed Income Trust, each pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended ("1940 Act").

The Registrants acknowledge that: (1) they are responsible for the adequacy and accuracy of the disclosure in the registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (3) staff action in declaring the registration statement effective does not relieve the Registrants from their full responsibility for the adequacy and the accuracy of the disclosure in the registration statement and (4) they may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1. COMMENT: Please clarify the source of the definition for "long-term" in the "Investment Objective" for Wright Selected Blue Chip Equities Fund.

RESPONSE: The Registrants have revised disclosure to indicate that "long-term" is defined by the Adviser in accordance with the staff's comment.

2. COMMENT: Please provide additional disclosure under Footnote 1 to the "Fee Table" in each Fund's Summary Section stating that Net Annual Fund Operating Expenses may increase if exclusions from the fee waiver apply. Please confirm that the written agreements referenced under Footnote 1 to the "Fee Table" in each Fund's Summary Section will be filed with the Registration Statement and that they do not provide an opportunity to recoup amounts waived. Please clarify the operation of "after custodian fee reductions, if any" and modify disclosure as appropriate.

RESPONSE: The Registrants have included additional disclosure stating that Net Annual Fund Operating Expenses may increase if exclusions from the fee waiver apply. The Registrants confirm that reference to custodian fee reductions relate to arrangements with a prior custodian and have deleted "after custodian fee reductions, if any" from Footnote 1. The Registrants supplementally confirm (i)

U.S. Securities and Exchange Commission
April 26, 2013

the Expense Limitation Agreements will be filed with the Registration Statement, and (ii) that the Expense Limitation Agreements do not provide an opportunity to recoup amounts waived.

3. COMMENT: Please confirm that all principal investment strategies and risks of the Funds are summarized in Item 4 or revise the disclosure accordingly. See Item 4 of Form N-1A. In particular, please consider additional risk disclosure for the Equities Funds discussing equities, ADRs, convertible securities, large-capitalization companies and micro-capitalization companies. Please consider additional risk disclosure for the Income Funds discussing mortgage related securities, asset backed securities and the potential impact of inflation and deflation upon debt instruments.

RESPONSE: The Registrants have included additional risk disclosure related to the principal investment strategies of each Fund as appropriate and confirm that all principal investment strategies and risks of the Funds are summarized in Item 4 as revised.

4. COMMENT: With respect to "Principal Investment Strategies" for each of the Funds, please consider including "for investment purposes" after "80% of its net assets plus borrowings" to more closely align with Rule 35d-1.

RESPONSE: The Registrants have revised disclosure in accordance with the staff's comment.

5. COMMENT: With respect to "Principal Investment Strategies" in the Summary Section for Wright Selected Blue Chip Equities Fund, please clarify the types of stock in which the Fund will invest and the types of stock resulting from convertible securities. Please include additional disclosure concerning the source of the definition of "well-established securities." Please provide additional details concerning the "Adviser's 'investment grade' list of approved companies."

RESPONSE: The Registrants have revised the prospectus to provide further detail in accordance with the staff's comment. The Registrants note that additional details concerning the Adviser's "investment grade" list of securities are provided in Item 9 disclosure.

6. COMMENT: With respect to "Principal Investment Strategies" in the Summary Section for Wright Selected Blue Chip Equities Fund, please clarify whether the market

U.S. Securities and Exchange Commission
April 26, 2013

capitalization range of the benchmark index comports with the market capitalization range of the Fund, and provide detail concerning how the benchmark index is reconstituted.

RESPONSE: The Registrants note that reference to indices in the Funds' respective Summary Sections are intended to highlight the broad based securities market index utilized for performance purposes, and do not otherwise reflect the principal strategies of the Funds. The Registrants respectfully decline to provide additional disclosure concerning the indices as such is not required by Item 4.

7. COMMENT: With respect to "Performance" for each of the Funds, please enhance the introductory paragraph to conform to the language set out in Item 4.

RESPONSE: The Registrants have revised the prospectus in accordance with the staff's comment.

8. COMMENT: With respect to "Principal Investment Strategies" in the Summary Section for Wright International Blue Chip Equities Fund, please indicate whether there is a minimum number of countries in which the Fund will invest. Please provide additional detail concerning how companies are determined to be a "non-U.S. companies."

RESPONSE: The Registrants have included additional disclosure defining "non-U.S. companies in accordance with the staff's comment. The Registrants confirm supplementally that the Fund is not subject to a minimum number of countries in which it may invest.

9. COMMENT: With respect to "Principal Investment Strategies" in the Summary Section for Wright Current Income Fund, please include clarifying disclosure concerning "mortgage-related securities." Please include additional disclosure concerning investment in junk bonds if appropriate. Please include additional disclosure concerning the Adviser's approach concerning bonds that are downgraded.

RESPONSE: The Registrants have revised the prospectus to further clarify "mortgage-related securities" in accordance with the staff's comment. The Registrants have included additional disclosure concerning the Adviser's approach concerning bonds that are downgraded in accordance with the staff's comment. The Registrants confirm supplementally that investment in junk bonds is not a principal investment strategy of the Fund.

U.S. Securities and Exchange Commission
April 26, 2013

10. COMMENT: Please include additional disclosure clarifying the definitions for "superior rate" and "high level" in the "Investment Objective" for Wright Total Return Bond Fund.

RESPONSE: The Registrants have revised disclosure to further clarify the definitions for "superior rate" and "high level" in accordance with the staff's comment. The Registrants have revised disclosure to further clarify the definition of "high level" for Wright Current Income Fund consistent with this comment.

11. COMMENT: With respect to "Market Timing and Excessive Trading Policy" in the Information About Your Account Section, please consider revisions highlighting the specific risks to shareholders associated with market timing, which Funds monitor or do not monitor for frequent trading and the underlying rationale concerning such decisions, and the policies adopted concerning market timing and excessive trading.

RESPONSE: The Registrants believe that existing disclosure adequately addresses the risks to shareholders and the policies adopted concerning market timing and excessive trading, and respectfully decline to revise such disclosure.

12. COMMENT: With respect to the final paragraph in the Information About Your Account Section, please clarify what is meant by "as permitted by law" in relation to the suspension of redemptions or postponement of payment dates. Please clarify that the rejection of an exchange request relates only to the purchase aspect of the exchange.

RESPONSE: The Registrants have included additional disclosure in accordance with the staff's comment.

Statement of Additional Information

13. COMMENT: Please confirm in your response letter that all of the Funds' non-principal investment strategies and risks are disclosed in the SAI or revise the disclosure as appropriate. Please distinguish between the principal and non-principal investment strategies and risks.

RESPONSE: The Registrants confirm that all non-principal investment strategies and risks are summarized in the SAI. The Registrants have included additional disclosure clarifying the distinction between the Funds' principal and non-principal strategies.

U.S. Securities and Exchange Commission
April 26, 2013

14. COMMENT: If applicable, please include disclosure concerning transactions requiring the Funds to pledge assets, and further that any pledged assets will be maintained in segregated accounts consistent with Investment Company Act Release No. 10666 (Apr. 18, 1979).

RESPONSE: The Registrants confirm that the Funds currently do not enter into reverse repurchase agreements or economically similar transactions and do not pledge assets. The Registrants note that any such investments in the future will require additional disclosure, including disclosure concerning the segregation of pledged assets.

15. COMMENT: Please consider whether the Fund's disclosure with respect to its use of derivatives is accurate and consistent with the letter from Barry Miller to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosure by Investment Companies (July 30, 2010).

RESPONSE: The Registrants note that forward currency contracts are the Wright International Blue Chip Equities Fund's only investment in derivatives and that such investments do not constitute a principal investment strategy. The Registrants also note that none of the other Funds invest in derivatives. The Registrants believe that existing disclosure in consistent with the letter from Barry Miller to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosure by Investment Companies (July 30, 2010).

16. COMMENT: The first fundamental investment policy in the Investment Restrictions Section makes reference to "as permitted by the Investment Company Act of 1940." Please provide additional disclosure explaining what is permitted by the Investment Company Act of 1940 in this context. Please also confirm whether the Funds will enter into reverse repurchase agreements or pledge assets and revise disclosure if necessary

RESPONSE: The Registrants direct the staff to existing disclosure in the Subsection entitled "Nonfundamental Investment Restrictions" in the Investment Restrictions Section summarizing the provisions of Section 18(f) of the Investment Company Act of 1940. As noted in the response to Comment 14, the Registrants confirm that the Funds currently do not enter into reverse repurchase agreements or economically similar transactions and do not pledge assets.

U.S. Securities and Exchange Commission
April 26, 2013

17. COMMENT: With respect to the sixth fundamental investment policy in the Investment Restrictions Section, please clarify that "investment in any one industry" includes "one industry or group of industries" in accordance with Item 16 of Form N-1A.

RESPONSE: The Registrants supplementally note that the Funds classify industries consistent with the Standard Industrial Classification (SIC) Codes as determined by the SEC Division of Corporate Finance, and respectfully decline to revise such disclosure.

18. COMMENT: With respect to the Subsection entitled "Nonfundamental Investment Restrictions" in the Investment Restrictions Section, please discuss the steps the Adviser will take to reduce its holdings if the Funds have more than 15% of its assets in illiquid securities.

RESPONSE: The Registrants believe that existing disclosure satisfies the requirements of Item 16 of Form N-1A and respectfully decline the staff's comment.

19. COMMENT: With respect to the Subsection entitled "Nonfundamental Investment Restrictions" in the Investment Restrictions Section, please include additional disclosure clarifying that the referenced three day period concerning a reduction in borrowings excludes Sundays and holidays.

RESPONSE: The Registrants have included additional disclosure in accordance with the staff's comment.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2076.

Best regards,

/s/ Christopher A. Madden

Christopher A. Madden
Secretary to the Registrants

U.S. Securities and Exchange Commission
April 26, 2013

cc:	Peter M. Donovan, The Wright Managed Equity Trust and the Wright Managed Income Trust Leonard A. Pierce, WilmerHale